FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Willie Jacobsz
Tel +508 839-1188
Mobile +857 241-7127
email Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel +27 11 562-9706
Mobile +27 (0) 83 309-6720
email Nikki.Catrakilis-Wagner@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562-9763
Mobile +27 (0) 83 260-9279
email Sven.Lunsche@goldfields.co.za

FATALITIES AT KDC MINE

Johannesburg, 7 April 2011: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) regrets to announce the death of two mine workers at its KDC mine's Masakhane shaft (formerly Driefontein 1 shaft) near Carletonville after a seismic-related accident. Another mine worker is seriously injured, two mine workers have been hospitalised and are in a stable condition, while nine were rescued with no or only minor injuries.

The accident occurred after a seismic event at 2h44 measuring 2.4 on the Richter scale, about 2,600 metres below surface.

The relevant authorities, including the Safety Inspectorate of the Department of Mineral Resources, were immediately notified. All workers were withdrawn from the reef horizon at the Masakhane shaft after the accident to conduct a detailed risk assessment of the area. A full investigation will follow to establish the causes of the accident.

The rescue teams managed to bring eleven of the 14 workers from the affected panels quickly and safely to the surface, of whom two were hospitalised and four treated for minor injuries. Two of the remaining three workers succumbed to their injuries and the third worker is in a stable condition after suffering serious injuries from the fall of ground.

Nick Holland, Chief Executive Officer of Gold Fields, said: "Our heartfelt condolences go out to family, friends and colleagues of the deceased. Management will do everything possible to support them in this hour of need."

"The loss of life amongst our colleagues strengthens our resolve to improve the safety conditions at our mines. While we have made considerable progress in our quest to improve safety we still have some way to go. It remains my top priority to ensure that if we cannot mine safely we will not mine," Mr Holland added.

The names of the deceased mine workers will be released once their next of kin have been informed.

ends

Notes to editors

About Gold Fields
Gold Fields is the world's fourth largest gold producer with attributable production of 3.6 million gold equivalent ounces per annum from nine operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 77 million ounces and Mineral Resources of 225 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Directors: M A Ramphele (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, C A Carolus, R Dañino*, A R Hill≠, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea†, C I von Christierson, G M Wilson
†British, ≠Canadian, #Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 7 April 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs